UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-14793

THE FIRSTBANK 401 (K) RETIREMENT PLAN FOR RESIDENTS OF PUERTO RICO

(Full title of the Plan and address of the Plan, if different from that of the issuer named below)

FIRST BANCORP.

1519 Ponce de León Avenue, Stop 23

Santurce, Puerto Rico 00908-0146

(Name of issuer of the securities held pursuant to the plan and the address of principal executive office)

The FirstBank 401(k) Retirement Plan for Residents of Puerto Rico

Financial Statements and Supplemental Schedules

December 31, 2014 and 2013

[1]	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

The Participants and Administrator of

The FirstBank 401(k) Retirement Plan for Residents of Puerto Rico:

We have audited the accompanying statements of net assets available for benefits of The FirstBank 401(k) Retirement Plan for Residents of Puerto Rico (the Plan) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information in the accompanying schedules, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2014 and Schedule H, Line 4a – Schedule of Delinquent Participant Contributions for the year ended December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2014 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2014 and Schedule H, Line 4a – Schedule of Delinquent Participant Contributions for the year then ended, is fairly stated in all material respects in relation to the 2014 financial statements as a whole.

/s/ KPMG LLP

San Juan, Puerto Rico

June 29, 2015

Stamp No. E161605 of the Puerto Rico Society of Certified

Public Accountants was affixed to the

record copy of this report.

The FirstBank 401(k) Retirement Plan for Residents of Puerto Rico

Statements of Net Assets Available for Benefits

December 31, 2014 and 2013

	As of December 31,
	2014	2013
Assets
Investments
Investments, at fair value	$31,351,778	$28,359,677

Receivables
Contributions receivable from participants	97,874	79,762
Contributions receivable from employer	45,912	29,341
Other contributions receivable from employer	1,616,247	—
Notes receivable from participants	1,955,499	1,837,231

Total receivables	3,715,532	1,946,334

Cash and cash equivalent	62,593	16,408

Net assets available for benefits	$35,129,903	$30,322,419

The accompanying notes are an integral part of these financial statements.

The FirstBank 401(k) Retirement Plan for Residents of Puerto Rico

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2014

Year ended December 31, 2014
Additions to assets attributed to:
Investment income
Net appreciation in fair value of investments	$268,796
Dividends and interest income	1,189,106

Total investment income	1,457,902

Interest income on notes receivable from participants	97,110

Contributions
Participants	2,954,851
Employer	475,522
Other contributions from employer	1,616,247
Rollovers from other qualified plans	152,232

Total contributions	5,198,852

Total additions	6,753,864

Deductions from assets attributed to:
Benefits and withdrawals paid to participants, including rollover distributions	1,938,365
Administrative expenses	8,015

Total deductions	1,946,380

Net increase	4,807,484

Net assets available for benefits
Beginning of year	30,322,419

End of year	$35,129,903

The accompanying notes are an integral part of these financial statements.

The FirstBank 401(k) Retirement Plan for Residents of Puerto Rico

Notes to the Financial Statements

December 31, 2014 and 2013

1.	Description of the Plan

Reporting Entity

The accompanying financial statements include the assets of The FirstBank 401(k) Retirement Plan for Residents of Puerto Rico (the “Plan”) sponsored by FirstBank Puerto Rico (the “Bank”) for its Puerto Rico employees only. The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan, which became effective in 1965, and was amended in 1977, to comply with the requirements of the Employee Retirement Income Security Act of 1974, as amended (ERISA), and as of January 1, 1985, to comply with the requirements of the Retirement Equity Act of 1984 (REACT). Accordingly, the Plan is subject to the provisions of ERISA. Effective September 1, 1991, the Plan was further amended to become a savings plan under the provisions of the Puerto Rico Code, as amended. The Plan was created for the purpose of providing retirement benefits to employees and to encourage and assist them in adopting a regular savings plan that qualifies under the applicable laws of the Commonwealth of Puerto Rico.

Plan Amendments

There were no plan amendments during 2014.

Eligibility

All full-time employees of the Bank and its wholly owned Puerto Rico subsidiaries are eligible to participate in the Plan after completion of three months of service for purposes of making elective deferral contributions and one year of service for purposes of sharing in the Bank’s matching, qualified matching and qualified non-elective contributions. Furthermore, regular part time employees are also eligible if the criteria of 1,000 hours of service is met.

Employees hired on or after September 1, 2007 will be automatically enrolled in the Plan after completion of three months of services unless the employee makes an election to waive participation in the Plan by completing an Election Form at least 30 days before the enrollment date. If the employee does not complete the Election Form within the mentioned period, the employee will be automatically enrolled in the Plan with an initial pre-tax contribution equivalent to 2% of his/her period eligible compensation and the contribution will be invested in a predetermined fund until subsequent election is made by the participant.

Contributions

Participants are permitted to contribute up to an amount not to exceed the maximum deferral amount specified by the PR Code of $15,000 for the tax year ended December 31, 2014. Also, the participant may make voluntary contributions to the Plan on an after-tax basis up to 8%. The Bank is required to make a matching contribution of twenty-five cents for every dollar on the first 4% of the participants’ eligible compensation that a participant contributes to the Plan on a pre-tax basis. In addition, the Bank may voluntarily make additional discretionary contributions to the Plan at the end of the year to be distributed among the accounts as established in the Plan. Investment of participants’ and employer’s contributions are directed by participants into various investment options, which include several mutual funds and the common stock of First BanCorp., the Bank’s parent company. The Plan allows for rollover contributions from other qualified plans.

Participants over age 50 are permitted to make an additional $1,500 pre-tax contribution after contributing the Plan limit of $15,000 of their pre- tax annual compensation.

The FirstBank 401(k) Retirement Plan for Residents of Puerto Rico

Notes to the Financial Statements

December 31, 2014 and 2013

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Bank’s contributions and (b) Plan earnings. Allocations are based on (a) the participant’s contributions in the case of matching contributions, (b) a discretionary percentage of the participant’s contribution in the case of discretionary contributions, and (c) account balances in each investment option in the case of plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Bank’s contribution portion of their account is based on years of continuous service. A participant is 100% vested after five years of credited service.

Vesting schedule for the Bank’s matching and additional discretionary contribution is as follows:

Years of Service	Vested Percentage
Less than 2	0%
2	20%
3	40%
4	60%
5 or more	100%

Notes receivable from Participants

Under the terms of the Plan, participants are allowed to borrow from their accounts up to 50% of their vested account balance or $50,000, whichever is less. Loan transactions are treated as a transfer to (from) the investment funds from (to) the Participants Loan account. Loans are secured by the balance in the participants’ accounts and bear interest at the rate determined by the Plan administrator at the time the loan is granted. As of December 31, 2014 substantially all of the loans have an interest rate of 5.25% (weighted average of 5.33% as of December 31, 2013), and are due at various maturity dates through January 2020. Principal and interest is paid ratably through biweekly payroll deductions.

Payment of Benefits

Plan participants are permitted to make withdrawals from the Plan, subject to provisions in the Plan agreement. If a participant suffers financial hardship, as defined in the Plan agreement, the participant may request a withdrawal from his or her contributions. In the case of participant termination because of death, the entire vested amount is paid to the person or persons legally entitled thereto.

All distributions from the Plan will be made in a single lump-sum payment. If the value of the vested account is more than $5,000, the participant may elect to defer any benefit payable under the Plan until a specified future date.

Plan Expenses and Administration

Bank and participant contributions were held by Charles Schwab as custodian and managed by Milliman USA, Inc. as plan recordkeeper, both appointed by the Board of Directors of the Bank. The custodian invests cash received, interest and dividend income and makes distributions to participants.

Administrative expenses for the custodian’s and recordkeeper’s fees are paid by the Bank unless there are forfeitures available to offset such expenses. For the year ended December 31, 2014 the Bank paid on behalf of the Plan $118,282 in administrative fees and other services rendered by the plan record keeper and $50,000 for investment advisory to a third-party consultant.

The FirstBank 401(k) Retirement Plan for Residents of Puerto Rico

Notes to the Financial Statements

December 31, 2014 and 2013

Forfeitures

Forfeited balances of terminated participants’ non-vested accounts are used to reduce future Bank contributions or used to cover administrative expenses of the Plan, refer to Note 8 for further detail.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting policies generally accepted in the United States of America. A description of the significant accounting policies of the plan follows.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Contributions

Employee contributions are recorded in the period in which the Bank makes payroll deductions from the participants’ compensation. Matching employer’s contributions are recorded in the same period. Discretionary contributions are recorded in the period they are earned by the participant, as determined by the Bank’s Board of Directors.

Transfer of Assets to Other Plans

Terminated employees or retirees may elect to transfer their savings to other plans qualified by the Puerto Rico Department of Treasury.

Investments Valuation and Income Recognition

The Plan’s investments in mutual funds and common stock of First BanCorp. are stated at fair value. See Note 4 for further information regarding valuation of the Plan’s investments. The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

Notes receivable from participants

Under the terms of the Plan, the participants are allowed to borrow from their accounts up to 50% of their vested account balance or $50,000, whichever is less. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan account at the time the employee signs for the loan. The outstanding loan amount is reduced with payroll retentions made by the employer. Loans bear interest at the rate determined by the Plan administrator at the time the loan is granted. Any terminated employee is required to liquidate his loan before his resignation.

Payment of Benefits

Benefits are recorded when paid.

The FirstBank 401(k) Retirement Plan for Residents of Puerto Rico

Notes to the Financial Statements

December 31, 2014 and 2013

3.	Plan Investments

The following presents the Plan’s investments:

	2014			2013
	Value		# of shares	Value		# of shares
First BanCorp. Common stock	$777,537		132,459	$881,721		142,443
MainStay Large Cap Growth A Fund	1,419,235		141,358	1,217,008		121,095
Blackrock Equity Dividend	2,354,127	*	94,354	1,984,714	*	81,575
Broadview Opportunity Fund	18,873		509	21,153		530
Fidelity Spartan Extended Mkt. Index	1,566,027		28,380	1,383,813		25,904
Harbor Bond Institutional Class Fund	2,292,095	*	190,058	2,294,055	*	191,971
Harbor Bond Institutional International Class Fund	2,936,896	*	45,336	2,951,807	*	41,569
Royce Pennsylvania Mutual Fund	2,205,608	*	169,662	2,248,373	*	152,639
Schwab Value Advantage Money Fund	5,824,531	*	5,824,531	6,002,138	*	6,002,138
Vanguard Wellington Inv. Fund	5,952,408	*	152,041	4,428,334	*	116,719
Vanguard S&P 500 Index Fund Signal**	—		—	4,946,561	*	35,152
Vanguard S&P 500 Index Admiral**	6,004,441	*	31,621	—		—

	$31,351,778			$28,359,677

*	Investment exceeds five percent of net assets available for benefits.
**	Effective June 3, 2014, the Vanguard S&P 500 Index Fund Signal was converted to the Vanguard S&P 500 Index Admiral.

During 2014, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $268,796 as follows:

Mutual Funds	$321,085
Common stock – First BanCorp.	(52,289)

$268,796

4.	Fair Value Measurements

The Financial Accounting Standards Board (“FASB”) authoritative guidance for fair value measurements defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. This guidance also establishes a fair value hierarchy for classifying financial instruments. The hierarchy is based on whether the inputs to the valuation techniques used to measure fair value are observable or unobservable. Three levels of inputs may be used to measure fair value:

Level 1	Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

The FirstBank 401(k) Retirement Plan for Residents of Puerto Rico

Notes to the Financial Statements

December 31, 2014 and 2013

Level 2	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Valuations are observed from unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

As of December 31, 2014 and 2013, the Plan’s investments measured at fair value consisted of the following instruments and classifications within the fair value hierarchy.

	As of December 31, 2014
	Fair Value Measurements Using
	Level 1	Level 2	Level 3	Assets at Fair Value
Investments in mutual funds:
Large Cap	$9,777,803	$—	$—	$9,777,803
Mid Cap	1,566,027	—	—	1,566,027
Small Cap	2,224,481	—	—	2,224,481
International	2,936,896	—	—	2,936,896
Fixed Income	8,116,626	—	—	8,116,626
Balanced	5,952,408	—	—	5,952,408
Investment in First BanCorp.	777,537	—	—	777,537
Investcash Money Market	27,463	—	—	27,463

	$31,379,241	$—	$—	$31,379,241

	As of December 31, 2013
	Fair Value Measurements Using
	Level 1	Level 2	Level 3	Assets at Fair Value
Investments in mutual funds:
Large Cap	$8,148,283	$—	$—	$8,148,283
Mid Cap	1,383,813	—	—	1,383,813
Small Cap	2,269,526	—	—	2,269,526
International	2,951,807	—	—	2,951,807
Fixed Income	8,296,193	—	—	8,296,193
Balanced	4,428,334	—	—	4,428,334
Investment in First BanCorp.	881,721	—	—	881,721
Investcash Money Market	6,833	—	—	6,833

	$28,366,510	$—	$—	$28,366,510

Following is a description of the Plan’s valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.

Equity securities: Investment in First BanCorp. consists of common stock of First BanCorp. and is valued at its quoted market price obtained from an active exchange market. These securities are classified as Level 1.

Money Market: Cash equivalent that represent funds temporarily invested in a Money Market Fund to provide liquidity for fund reallocations and distributions.

Mutual Funds: Investments in mutual funds consists of open-end mutual funds and the value is based on the published mutual fund Net Asset Value at the reporting date. These investments are classified as Level 1.

The FirstBank 401(k) Retirement Plan for Residents of Puerto Rico

Notes to the Financial Statements

December 31, 2014 and 2013

There were no transfers into or out of Level 3 for financial instruments measured at fair value on a recurring basis during the years ended December 31, 2014 and 2013. There were no transfers into or out of Level 1 and Level 2 during the years ended December 31, 2014 and 2013.

5.	Party In-Interest Transactions

Certain plan investments consist of shares of a mutual fund with market value of $5,824,531 (2013 – $6,002,138) and cash equivalents of $27,463 (2013 – $6,833) managed by The Charles Schwab Trust Company, which is also a provider of custodial services as defined by the Plan since April 1, 2005. In addition, at December 31, 2014 and 2013, the Plan held 132,459 and 142,443 units, with a quoted market value of $777,537 and $881,721, respectively, of First BanCorp. common stock, the parent company of the Plan Sponsor. For the year ended December 31, 2014, the Plan did not receive any dividend income related to First BanCorp. common stock and the net depreciation in the fair value of the investment in First BanCorp. common stock amounted to $52,289. Plan assets include Notes receivable from participants of $1,955,499 and $1,837,231 as of December 31, 2014 and 2013, respectively. For the year ended December 31, 2014 interest income related to participant loans receivable amounted to $97,110. These transactions qualify as party-in-interest transactions permitted under the provisions of ERISA.

6.	Tax Status

The Puerto Rico Department of Treasury has determined and informed the Bank under a letter dated January 27, 2014 that the Plan is designed in accordance with the applicable sections of the PR Code and, therefore, exempt from income taxes. This is consistent with the ruling issued on behalf of the Plan on October 11, 2010. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by federal, state and/ or local taxing authorities. The plan administrator has analyzed the tax positions by the plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

During 2012, the plan administrator discovered an operational compliance issue affecting the Plan for years through 2012. The Plan Sponsor modified its procedures prospectively to correct the operational matter beginning with 2013. In addition, the Plan Sponsor determined that an additional contribution of $1,616,247 is necessary to resolve this matter. The estimated impact of this correction, including lost income, has been recorded as other contribution receivable from employer in the accompanying statement of net assets available for benefits as of December 31, 2014 and as other contribution from employer in the accompanying statement of changes in net assets available for benefits.

7.	Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts and such termination shall not reduce the interest of any participating employee or their beneficiaries accrued under the Plan up to the date of such termination.

The FirstBank 401(k) Retirement Plan for Residents of Puerto Rico

Notes to the Financial Statements

December 31, 2014 and 2013

8.	Forfeited Amount

As of December 31, 2014, there are no forfeited non-vested accounts ($19 at December 31, 2013). These accounts are transferred by the Plan administrator to an unallocated account to be used to cover administrative expenses of the Plan or reduce the Bank’s future contributions. Forfeitures amounting to $1,017 were used to cover administrative expenses during 2014.

9.	Risks and Uncertainties

The Plan’s investments are exposed to various risks, such as interest rate, market and credit risks. Market values of investments may decline for a number of reasons, including changes in prevailing market and interest rates, increases in defaults and credit rating downgrades. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in these factors in the near term would materially affect participants’ account balances and the amounts reported in the statement of assets available for benefits and the statement of changes in assets available for benefits.

The Plan is subject to legal proceedings and claims which might arise in the ordinary course of its activities. At this time, there are no legal proceedings against the Plan that might impact the financial statements.

10.	Additional Contributions

No additional discretionary contributions were made for the year ended December 31, 2014. However, as a result of the Plan’s non-compliance with its non-discrimination test for the year ended December 31, 2014, the Bank agreed to contribute $31,585 to non-highly compensated participants to satisfy contribution requirements. At December 31, 2014, these additional contributions were recorded as part of employer contribution receivables in the statement of net assets available for benefits and as part of contributions from employer in the statement of changes in net assets available for benefits. Refer to Note 6 for additional information about estimated additional contribution of $1,616,247 necessary for the correction of an operational compliance issue reflected as other contribution receivable from employer in the accompanying statement of net assets available for benefits as of December 31, 2014 and as other contribution from employer in the accompanying statement of changes in net assets available for benefits.

11.	Reconciliation of Financial Statements to Form 5500

For purposes of Form 5500, interest-bearing cash equivalents which consist of money-market instruments, are classified as plan investments. The amount of interest-bearing cash equivalent classified as investment on the Form 5500 was $27,463 and $6,833 as of December 31, 2014 and 2013, respectively. In addition, non-interest bearing cash held by the Plan as of December 31, 2014 and 2013 amounted to $35,130 and $9,575, respectively.

12.	Prohibited Transactions – Participants’ Contributions Remittances

In accordance with the U.S. Department of Labor’s Rules and Regulations 2510.3-102, an employer is required to segregate participants’ contributions from its general assets as soon as practical when amounts are contributed by participants or withheld from their wages. During the year ended December 31, 2014 there were unintentional delays in the remittance of some participants’ contributions withheld. During 2014, the Bank remitted to the plan $560 related to lost earnings pertaining to years 2013 and 2012. The Plan Sponsor will absorb any costs incurred by the Plan as a result of the untimely remittances of the participants’ contributions.

The FirstBank 401(k) Retirement Plan for Residents of Puerto Rico

Notes to the Financial Statements

December 31, 2014 and 2013

13.	Subsequent events

The Plan has evaluated subsequent events through June 29, 2015, the date the financial statements were available to be issued. The Plan has determined that there are no events occurring in this period that required disclosure in or adjustment to the accompanying financial statements.

The FirstBank 401(k) Retirement Plan for Residents of Puerto Rico

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2014

(a)	(b) Identity of issue, borrower lessor or similar party	(c) Description of Investment including maturity date, rate of interest, par value		(d) Cost	(e) Current value
	Money Market and Interest Bearing Cash
*	Investcash Money Market Deposit Account	Money Market		**	$27,463

	Total Money Market and Interest Bearing Cash				27,463

	Common Stocks
*	First BanCorp.	Common Stock	132,459 shares	**	777,537

	Total Common Stocks				777,537

	Mutual Funds
	Blackrock Equity Dividend	Mutual Fund	94,354 shares	**	2,354,127
	Fidelity Spartan Extended Mkt. Index	Mutual Fund	28,380 shares	**	1,566,027
	Broadview Opportunity Fund	Mutual Fund	509 shares	**	18,873
	MainStay Large Cap Growth A Fund	Mutual Fund	141,358 shares	**	1,419,235
	Harbor Bond Institutional Class Fund	Mutual Fund	190,058 shares	**	2,292,095
	Harbor Bond Institutional International Class Fund	Mutual Fund	45,336 shares	**	2,936,896
	Royce Pennsylvania Mutual Fund	Mutual Fund	169,662 shares	**	2,205,608
*	Schwab Value Advantage Money Fund	Mutual Fund	5,824,531 shares	**	5,824,531
	Vanguard Wellington Inv. Fund	Mutual Fund	152,041 shares	**	5,952,408
	Vanguard S&P 500 Index Admiral	Mutual Fund	31,621 shares	**	6,004,441

	Total mutual funds				30,574,241

	Other Investments
*	Notes receivable from participants	Interest rates ranging from 5.25% to 10.25% maturity dates January 2015 to January 2020		**	1,955,499

	Total Other Investments				1,955,499

	Total				$33,334,740

*	Party in-interest
**	Historical cost is not required for participant directed investment.

See accompanying report of Independent Registered Public Accounting Firm.

The FirstBank 401(k) Retirement Plan for Residents of Puerto Rico

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

Year Ended December 31, 2014

Year	Participant contributions transferred late to the plan	Contributions not corrected	Contributions corrected outside VFCP	Contributions pending corrections in VFCP	Total fully corrected under VFCP and PTE 2001-51	Lost earnings
2014	$422,586	$—	$422,586	$—	$—	$73
2013	$343,657	$—	$343,657	$—	$—	$203
2012	$900,173	$—	$900,173	$—	$—	$357

See accompanying report of Independent Registered Public Accounting Firm.

Signatures

The Plan. Pursuant to the requirement of the Securities Exchange Act of 1934, the Board of Trustees (or the persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST BANCORP.
(Name of Plan)

Date: 6/29/2015	By:	/s/ Pedro A. Romero
Authorized Representative

******